Exhibit 99.1

NEWS RELEASE	Stock Symbols: PGF - TSX
PGH - NYSE

PENGROWTH SHIPS FIRST LINDBERGH PRODUCTION ON THE HUSKY SALES LINE, REPORTS CONTINUED STRENGTH IN LINDBERGH PRODUCTION AND INTENT TO SELL UP TO $600 MILLION OF NON-CORE ASSETS

(Calgary, June 29, 2015) – Pengrowth is pleased to report that construction and commissioning of its insulated sales line connecting the Lindbergh commercial facilities with the Husky pipeline, has been completed on time. Production from the commercial facilities has now been tied-in to the sales line, providing Pengrowth with additional transportation/marketing optionality. Pengrowth still retains the option to move production by rail to markets in an effort to maximize revenues and netbacks.

Growth in production from the Lindbergh thermal project continues to meet expectations and closely follows the performance that was established by the pilot wells over the initial months of production. Current production (five day period ending June 28, 2015) from the project is approximately 14,400 barrels per day (bbl/d) with an instantaneous steam oil ratio of 1.99x. Production ramp-up at Lindbergh remains on track to achieve production rates of 16,000 bbl/d by the end of the year.

As part of its emphasis on strengthening its balance sheet, the Company intends to sell up to $600 million of non-core assets by the end of the year. The proceeds from the expected dispositions will be used to reduce corporate indebtedness under the Company’s credit facilities.

About Pengrowth:

Pengrowth Energy Corporation is a dividend-paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s assets include the Cardium light oil, Lindbergh thermal bitumen and Swan Hills light oil projects. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

Contact information:

Wassem Khalil
Manager, Investor Relations
Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com

Caution Regarding Forward Looking Information:
In the interest of providing our shareholders and potential investors with information regarding us, including management’s assessment of our future plans and operations, certain statements in this press release are forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, statements with respect to expected continued increase in Lindbergh production; expected use of both pipelines and rail to ship Lindbergh production, ability to  maximize revenues and netbacks, expected year end production rates from Lindbergh; and expected asset dispositions as well as the related use of proceeds from the same.

Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax laws; Pengrowth's ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Further information regarding these factors may be found under the heading "Business Risks" in our most recent management's discussion and analysis and under "Risk Factors" in our Annual Information Form dated February 26, 2015.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws.

The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.